# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: S&W SEED COMPANY, CIK 0001477246
CUSIP: 785135104
Title of class of securities: Common Stock, Par Value $0.001
Address of issuer's principal executive offices: 2101 Ken Pratt Blvd, Suite 201, Longmont, Colorado (CO), 80501
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001341004-15-000436
Filed by CIK 0001105685
Persons authorized to receive notices and communications: TIMOTHY E. LADIN, MFP INVESTORS LLC, 909 THIRD AVENUE, 33rd FLOOR, NEW YORK, New York (NY), 10022, (212) 752-7345

## Reporting persons
- MFP PARTNERS LP (CIK 0001074749): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 993,187; sole dispositive power 0; shared dispositive power 993,187; aggregate amount beneficially owned 993,187 (42.1% of the class)
  Comment: (1) MFP Investors LLC is the general partner of MFP Partners, L.P. ('MFP'). Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.
  
  (2) MFP directly holds 718,328 shares of common stock, par value $0.001 per share ('Common Stock'), of S&W Seed Company, a Nevada corporation (the 'Company'); 1,695 shares of the Company's Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the 'Series B Preferred Stock'), convertible into 106,817 shares of Common Stock; a common stock warrant, exercisable for up to 29,440 shares of the Company's Common Stock (the 'Series B Warrant'), a common stock warrant, exercisable for up to 26,316 shares of the Company's Common Stock (the 'LC Initial Warrant'), a common stock warrant, exercisable for up to 8,774 shares of the Company's Common Stock (the 'LC Amendment Warrant'), and a common stock warrant, exercisable for up to 35,090 shares of the Company's Common Stock (the 'LC Extension Warrant'), and a common stock warrant, exercisable for up to 68,422 shares of the Company's Common Stock (the '3rd LC Warrant') and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, (the 'LC Warrants'). The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock. The Series B Warrant has an exercise price of $95.00 per share, 3rd LC Warrant has an exercise price of $40.85 per share and all other LC Warrants have an exercise price of $30.40 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).
  
  (3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein. The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP's shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants, less 200,000 shares of Common Stock retired by the Company pursuant to the transaction reported herein.
- MFP INVESTORS LLC (CIK 0001105685): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 993,187; sole dispositive power 0; shared dispositive power 993,187; aggregate amount beneficially owned 993,187 (42.1% of the class)
  Comment: (1) MFP Investors LLC is the general partner of MFP Partners, L.P. ('MFP'). Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.
  
  (2) MFP directly holds 718,328 shares of common stock, par value $0.001 per share ('Common Stock'), of S&W Seed Company, a Nevada corporation (the 'Company'); 1,695 shares of the Company's Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the 'Series B Preferred Stock'), convertible into 106,817 shares of Common Stock; a common stock warrant, exercisable for up to 29,440 shares of the Company's Common Stock (the 'Series B Warrant'), a common stock warrant, exercisable for up to 26,316 shares of the Company's Common Stock (the 'LC Initial Warrant'), a common stock warrant, exercisable for up to 8,774 shares of the Company's Common Stock (the 'LC Amendment Warrant'), and a common stock warrant, exercisable for up to 35,090 shares of the Company's Common Stock (the 'LC Extension Warrant'), and a common stock warrant, exercisable for up to 68,422 shares of the Company's Common Stock (the '3rd LC Warrant') and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, (the 'LC Warrants'). The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock. The Series B Warrant has an exercise price of $95.00 per share, 3rd LC Warrant has an exercise price of $40.85 per share and all other LC Warrants have an exercise price of $30.40 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).
  
  (3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein. The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP's shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants, less 200,000 shares of Common Stock retired by the Company pursuant to the transaction reported herein.
- Price Jennifer C. (CIK 0001930102): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 993,187; sole dispositive power 0; shared dispositive power 993,187; aggregate amount beneficially owned 993,187 (42.1% of the class)
  Comment: (1) MFP Investors LLC is the general partner of MFP Partners, L.P. ('MFP'). Jennifer Cook Price is managing director of MFP and managing director and managing member of MFP Investors LLC.
  
  (2) MFP directly holds 718,328 shares of common stock, par value $0.001 per share ('Common Stock'), of S&W Seed Company, a Nevada corporation (the 'Company'); 1,695 shares of the Company's Series B Redeemable Convertible Non-Voting Preferred Stock, par value $0.001 per share (the 'Series B Preferred Stock'), convertible into 106,817 shares of Common Stock; a common stock warrant, exercisable for up to 29,440 shares of the Company's Common Stock (the 'Series B Warrant'), a common stock warrant, exercisable for up to 26,316 shares of the Company's Common Stock (the 'LC Initial Warrant'), a common stock warrant, exercisable for up to 8,774 shares of the Company's Common Stock (the 'LC Amendment Warrant'), and a common stock warrant, exercisable for up to 35,090 shares of the Company's Common Stock (the 'LC Extension Warrant'), and a common stock warrant, exercisable for up to 68,422 shares of the Company's Common Stock (the '3rd LC Warrant') and collectively with the LC Initial Warrant, the LC Amendment Warrant and the LC Extension Warrant, (the 'LC Warrants'). The Series B Preferred Stock has a stated value of $2,950 per share (plus any increase to reflect dividends on such shares elected by the Company not to be paid in cash), and is initially convertible into shares of Common Stock, at any time at the option of the holder, at the rate of 1,000 shares of Common Stock per share of Series Preferred Stock. The Series B Warrant has an exercise price of $95.00 per share, 3rd LC Warrant has an exercise price of $40.85 per share and all other LC Warrants have an exercise price of $30.40 per share (in each case, subject to adjustment in connection with any stock dividends and splits, distributions with respect to Common Stock and certain fundamental transactions as described in the LC Warrants).
  
  (3) Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein. The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP's shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the Series B Warrant and the LC Warrants, less 200,000 shares of Common Stock retired by the Company pursuant to the transaction reported herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001
Name of issuer: S&W SEED COMPANY
Address of issuer's principal executive offices: 2101 Ken Pratt Blvd, Suite 201, Longmont, Colorado (CO), 80501
Comment:
Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 17 to Schedule 13D (this "Amendment No. 17") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") by MFP Partners, L.P., MFP Investors LLC and Michael F. Price on June 1, 2015 (the "Original Schedule 13D") regarding the common stock, par value $0.001 per share (the "Common Stock"), of S&W Seed Company, a Nevada corporation (the "Company"), as amended by Amendment No. 1 on November 30, 2015 (the "Amendment No. 1"), as amended by Amendment No. 2 on March 1, 2016 (the "Amendment No. 2"), as amended by Amendment No. 3 on July 21, 2017 (the "Amendment No. 3), as amended by Amendment No. 4 on August 18, 2017 (the "Amendment No. 4"), as amended by Amendment No. 5 on August 18, 2017 (the "Amendment No. 5"), as amended by Amendment No. 6 on December 22, 2017 (the "Amendment No. 6"), as amended by Amendment No. 7 on June 18, 2018 (the "Amendment No. 7"), as amended by Amendment No. 8 on September 7, 2018 (the "Amendment No. 8"), as amended by Amendment No. 9 on November 21, 2018 (the "Amendment No. 9"), as amended by Amendment No. 10 on October 18, 2021 (the "Amendment No. 10"), as amended by Amendment No. 11 on February 28, 2022 (the "Amendment No. 11"), as amended by Amendment No. 12 on June 24, 2022 (the "Amendment No. 12"), as amended by Amendment No. 13 on October 28, 2022 (the "Amendment No. 13"), as amended by Amendment No. 14 on December 29, 2022 (the "Amendment No. 14"), as amended by Amendment No. 15 on March 24, 2023 (the "Amendment No. 15"), and as amended by Amendment No. 16 on November 20, 2024 (the "Amendment No. 16"). The Original Schedule 13D, as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14, the Amendment No. 15, the Amendment No. 16 and this Amendment No. 17 are together referred to herein as the "Schedule 13D".

Except as specifically amended by Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14, the Amendment No. 15, the Amendment No. 16 and this Amendment No. 17, items in the Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

"On December 19, 2024, the Company purchased 200,000 shares of Common Stock from MFP, pursuant to a Stock Purchase Agreement dated December 19, 2024 (the "2024 Stock Purchase Agreement"), by and between the Company and MFP, at a purchase price of $.15 per share for a total purchase price of $30,000.00. The Company purchased the shares of Common Stock using working capital.

The foregoing description of the 2024 Stock Purchase Agreement, and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by the full text of the Stock Purchase Agreement, which is attached as Exhibit 22 and incorporated herein by reference."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following as the penultimate paragraph of Item 4:

"Pursuant to the 2024 Stock Purchase Agreement, the Company granted MFP the right to designate one (1) individual (the "Observer"), who shall be a representative of MFP reasonably acceptable to the Company, to attend all meetings (whether in person, telephonic or otherwise) of the Company's Board of Directors (the "Board") and all committees of the Board in a non-voting, observer capacity. The foregoing description of the Observer rights granted to MFP in the 2024 Stock Purchase Agreement do not purport to be complete and is qualified in its entirety by the full text of the Stock Purchase Agreement, which is attached as Exhibit 22 and incorporated herein by reference."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended by replacing Item 5(a) and (c) in its entirety with the following:

"(a) MFP directly owns 718,328 shares of Common Stock; 1,695 shares of Series B Preferred Stock, which is convertible at any time at the option of the holder into 106,817 shares of Common Stock (subject to obtaining approval of the issuance of such shares of Common Stock by the Company's stockholders, to the extent required under the Nasdaq Listing Rules); the Series B Warrant, exercisable for up to 29,440 shares of the Company's Common Stock; the warrant exercisable for up to 26,316 shares of the Company's Common Stock in connection with the MFP Loan Agreement; the warrant exercisable for up to 8,774 shares of the Company's Common Stock in connection with the First Amendment; and the warrant exercisable for up to 35,090 shares of the Company's Common Stock in connection with the Second Amendment; and the warrant exercisable for up to 68,422 shares of the Company's Common Stock in connection with the Third Amendment, representing approximately 42.1% of the outstanding shares of Common Stock (including the shares of Common Stock issuable upon conversion of MFP's shares of Series B Preferred Stock, and exercise of the warrants described above). The number of shares issuable upon conversion of the Series B Preferred Stock set forth above reflects the Company' election to pay the semi-annual installments of interest on the Series B Preferred Stock, due from March 31, 2022 through September 30, 2024, by adding a total of $986,838.46 to the Stated Value (calculated at a rate per share of 7% per annum on the then Stated Value as of each semi-annual interest payment date). The ownership percentage set forth above is based on 2,284,470 shares of Common Stock outstanding as set forth in the issuer's most recent Form 10-K, the shares of Common Stock issuable upon conversion of MFP's shares of Series B Preferred Stock and shares of Common Stock issuable upon exercise of the warrants described above, less 200,000 shares of Common Stock retired by the Company pursuant to the transaction reported herein."
Transactions in the class effected during the past sixty days: "(c) The information set forth in Item 3 of this Amendment No. 17 shall be incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no other transactions by the Reporting Persons in the Issuer's Common Stock during the past sixty days."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*
Exhibit 2. Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*
Exhibit 3. Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*
Exhibit 4. Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*
Exhibit 5. Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*
Exhibit 6. Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)*
Exhibit 7. Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein, dated as of July 19, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on July 19, 2017, and incorporated herein by reference)*
Exhibit 8. Stock Purchase Agreement by and between MFP Partners, L.P. and the Sellers named therein, dated as of August 15, 2017 (filed as Exhibit 8 of Amendment No. 4 to Schedule 13D filed by MFP Investors LLC on August 18, 2017 and incorporated herein by reference)*
Exhibit 9. Investment Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of October 3, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 4, 2017 and incorporated herein by reference)*
Exhibit 10. Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of September 5, 2018 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*
Exhibit 11. Voting Agreement by and between S&W Seed Company, MFP Partners, L.P. and the other shareholders named therein, dated as of September 5, 2018 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*
Exhibit 12. Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein (including the form of Registration Rights Agreement), dated as of October 15, 2021 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 18, 2021, and incorporated herein by reference)*
Exhibit 13. Securities Purchase Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*
Exhibit 14. Series B Redeemable Convertible Non-Voting Preferred Stock Certificate of Designation filed with the Nevada Secretary of State on February 18, 2022 (filed as Exhibit 3.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*
Exhibit 15. Form of Warrant issued to MFP on February 18, 2022 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*
Exhibit 16. Registration Rights Agreement, dated February 18, 2022, by and between S&W Seed Company and MFP Partners, L.P. (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on February 23, 2022, and incorporated herein by reference)*
Exhibit 17. Joint Filing Agreement, dated as of June 24, 2022, by and among MFP Partners, L.P., MFP Investors LLC and Jennifer Cook Price*
Exhibit 18. Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on September 22, 2022*
Exhibit 19. Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on October 28, 2022*
Exhibit 20. Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on December 22, 2022*
Exhibit 21 .Form of Common Stock Purchase Warrant issued to MFP Partners, L.P. on March 22, 2023*
Exhibit 22. Stock Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 19, 2024
* Filed previously

## Signatures
- MFP PARTNERS LP: By: /s/ Timothy E. Ladin, Timothy E. Ladin, Chief Operating Officer, Chief Legal Officer & Chief Compliance Officer of MFP Partners, L.P., by its Gen. Ptnr., MFP Investors LLC (12/23/2024)
- MFP INVESTORS LLC: By: /s/ Timothy E. Ladin, Timothy E. Ladin, Chief Operating Officer, Chief Legal Officer & Chief Compliance Officer of MFP Investors LLC (12/23/2024)
- Price Jennifer C.: /s/ Jennifer Cook Price, Jennifer Cook Price (12/23/2024)